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Exhibit 11.1        Statement regarding computation of earnings per share



Basic and diluted net income (loss) per share:

Basic net income (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net income
(loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential of Ordinary shares considered outstanding during the year, in accordance with FASB Statement No. 128, "Earnings Per Share".

All outstanding stock options, have been excluded from the calculation of the diluted income (loss) per Ordinary share because all such securities are anti-dilutive for all periods presented. The weighted average numbers of shares related to the outstanding options excluded from the calculations of diluted net income (loss) per share were 219,100, 369,429 and 648,766 for the years ended December 31, 1998, 1999 and 2000, respectively.